SEC
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FEB 27 2013
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13012331

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52306 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORFOLK MARKETS, LLC

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 MADISON AVENUE, 24TH FLOOR
(No. and Street)

| NEW YORK | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLENN PEASE 212-257-6750
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY LLP
(Name – *if individual, state last, first, middle name*)

| 850 CANAL STREET, 4TH FLOOR | STAMFORD | CT | 06902 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





ma 2/27

DD 3/2/13

# OATH OR AFFIRMATION

I, GLENN PEASE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORFOLK MARKETS, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Glenn H Pease
Signature

CFO
Title

Cristina R. Martins
Notary Public
My commission expires 08/31/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NORFOLK MARKETS, LLC

Financial Report
December 31, 2012

## Contents

McGladrey

## Independent Auditor's Report

To the Managing Member
Norfolk Markets, LLC
New Haven, Connecticut

### Report on the Financial Statements

We have audited the accompanying statement of financial condition of Norfolk Markets, LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934, Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norfolk Market, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the CEAct. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II are fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey LLP

Stamford, Connecticut
February 15, 2012

NORFOLK MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 236,691 |
| Fees receivable | 57,155 |
| Prepaid expenses and other | 19,077 |
| Bank certificate of deposit | 136,427 |
| Property and equipment, net | 47,669 |
| **Total assets** | $ 497,019 |
| | |
| **Liabilities and Member's Equity** | |
| Accounts payable | $ 148,391 |
| Accrued expenses | 90,064 |
| **Total liabilities** | 238,455 |
| | |
| Commitments and Contingencies | |
| | |
| Member's equity | 258,564 |
| **Total liabilities and member's equity** | $ 497,019 |

See Notes to Financial Statements.

NORFOLK MARKETS, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012

| | |
|---|---|
| **Revenues** | |
| Referral and placement fee income | $ 4,804,754 |
| Other income | 60,510 |
| **Total revenues** | 4,865,264 |
| | |
| **Expenses** | |
| Salary and bonuses | 2,893,823 |
| Rent | 453,947 |
| Subscriptions and licenses | 325,109 |
| Employee benefits | 338,677 |
| Employment related expenses | 132,952 |
| Office and other expenses | 178,501 |
| Travel and entertainment | 137,953 |
| Telecommunications | 80,004 |
| Dues and registrations | 60,373 |
| Professional fees and consulting | 70,061 |
| Depreciation and amortization | 36,798 |
| **Total expenses** | 4,708,198 |
| | |
| **Net income** | $ 157,066 |

See Notes to Financial Statements.

NORFOLK MARKETS, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY
**For the Year Ended December 31, 2012**

| | | |
|---|---|---|
| Balance, beginning | $ | 242,558 |
| Contributions | | 25,000 |
| Distributions | | (166,060) |
| Net income | | 157,066 |
| **Balance, ending** | $ | 258,564 |

See Notes to Financial Statements.

**NORFOLK MARKETS, LLC**

**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2012**

| | | |
|---|---|---|
| Cash Flows from Operating Activities | | |
| Net income | $ | 157,066 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | | 36,798 |
| Decrease (increase) in operating assets: | | |
| Fees receivable | | (29,230) |
| Prepaid expenses and other | | 7,645 |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable | | (21,278) |
| Accrued expenses | | 7,331 |
| Deferred revenue | | (26,491) |
| **Net cash provided by operating activities** | | 131,841 |
| | | |
| Cash Flows from Investing Activities | | |
| Purchase of property and equipment | | (2,971) |
| Proceeds from bank certificate of deposit | | 154,466 |
| Purchase of bank certificate of deposit | | (136,618) |
| **Net cash provided by investing activities** | | 14,877 |
| | | |
| Cash Flows from Financing Activities | | |
| Member contributions | | 25,000 |
| Member distributions | | (166,060) |
| **Net cash used in financing activities** | | (141,060) |
| | | |
| Net decrease in cash and cash equivalents | | 5,658 |
| | | |
| Cash and cash equivalents | | |
| Beginning | | 231,033 |
| **Ending** | $ | 236,691 |

See Notes to Financial Statements.

## Note 1. Organization and Nature of Business

Norfolk Markets, LLC (the "Company") was organized on July 1, 1999 as a Delaware Limited Liability Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is an introducing broker registered with the Commodity Futures Trading Commission (the "CFTC") and a member of the National Futures Association. The Company's revenue is derived from continuing fees for referring institutional customers to an investment manager and from placement fees associated with raising capital for several registered investment advisors. Norfolk Management Group, LLC ("NMG") owns 90% of the Company.

## Note 2. Summary of Significant Accounting Policies

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and cash equivalents: The Company has defined cash equivalents as short-term, highly liquid investments with original maturities of less than 90 days, including money market funds held for investment.

Concentration of credit risk: The Company maintains its cash balances and temporary cash investments in accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Fees receivable and allowance for doubtful accounts: Fees receivable are customer obligations due under normal trade terms. Management reviews fees receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Fees receivable balances that are determined to be uncollectible, along with a general reserve, are included in the overall allowance for doubtful accounts. Management has reviewed fees receivable at December 31, 2012 and determined they are fully collectible, thus no reserve has been established.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment: Property and equipment are recorded at cost. Expenditures for maintenance and repairs are charged to operations as incurred. The straight-line method of accounting is utilized for computing depreciation over the respective assets estimated useful life.

| | |
|---|---|
| Furniture and fixtures | 5-7 years |
| Office equipment | 3 years |

Revenue recognition: The Company recognizes revenue from continuing fees for referring institutional customers to an investment manager and placement fees associated with raising capital for registered investment advisors as earned based on the contractual obligations with its clients.

Income taxes: No provision for federal and state income taxes has been made in the financial statements as the Company is a Limited Liability Company, whereby income or loss is required to flow through to and be reported on the member's income tax return.

## Note 3. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $130,071, which is $114,174 in excess of its required net capital of $15,897. The percentage of aggregate indebtedness to net capital is 183.3% at December 31, 2012.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 of the Commodity Exchange Act or SEC Rule 15c3-1. At December 31, 2012, the Company had net capital of $130,071, which is $85,071 in excess of its required net capital of $45,000 under Regulation 1.17.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

## Note 4. Fair Value Measurements

The Financial Accounting Standards Board (FASB) Accounting Standards Codification 820 "Fair Value Measurements and Disclosures" provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under this guidance are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Bank certificate of deposit: Fair value approximates the cash balance in the certificate of deposit plus accrued interest as of December 31, 2012.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's investment asset at fair value as of December 31, 2012.

| | Assets at Fair Value as of December 31, 2012 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Bank certificate of deposit | $ - | $ 136,427 | $ - | $ 136,427 |

**Note 5. Property and Equipment**

Property and equipment consist of the following at December 31, 2012:

| | |
|---|---|
| Furniture and fixtures | $ 130,505 |
| Office eqiupment | 9,633 |
| | 140,138 |
| Less accumulated depreciation and amortization | (92,469) |
| | $ 47,669 |

Depreciation expense for the year ended December 31, 2012 was $36,798.

**Note 6. Related Party Transactions**

The Company leases its Norfolk, Connecticut office space on a month-to-month basis from 10 Station Place, LLC ("10SP"), which is wholly owned by the Chief Executive Officer of the Company. During 2012, the Company paid 10SP $7,800 in rent.

**Note 7. Concentrations**

One major customer accounted for 96% of total revenues earned during 2012. The loss of this customer could have a significant effect on the revenues of the Company.

**Note 8. Income Taxes**

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or

expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2008. For the year ended December 31, 2012, management has determined there are no material uncertain income tax positions.

**Note 9. Retirement Plan**

The Company participates in a 401(k) retirement plan sponsored by NMG, which allows employees to defer a percentage of their wages subject to Internal Revenue Code limits. The plan covers all employees and allows discretionary employer profit sharing contributions. Retirement plan expense totaled $60,956 in 2012, which is included in employee benefits in the Statement of Operations.

**Note 10. Commitments and Contingencies**

Lease obligation: The Company entered into an operating lease agreement on February 3, 2012 for office space in New York City. The lease agreement calls for monthly rent of $34,002 beginning June 1, 2012 through May 31, 2014.

The Company entered into an operating lease agreement on April 26, 2011 for office space in Phoenix Arizona. The lease was amended in August 2012 to revise the rent, offer an early termination option and extend the term to August 31, 2014. The lease agreement calls for monthly rent of $2,380 for the period January 1, 2012 through July 31, 2012, no rent for August 2012, and monthly rent of $2,070 for the period of September 1, 2012 through August 31, 2014, unless the early termination option is exercised by the Company.

The Company also leases office space in Norfolk, Connecticut on a month-to-month basis from 10SP (see Note 6).

Rent expense totaled $453,947 for the year ended December 31, 2012.

Future minimum lease payments at December 31, 2012 are as follows:

| Year Ended December 31, | Amount |
|---|---|
| 2013 | $ 427,703 |
| 2014 | 170,010 |
| | $ 597,713 |

Letter of credit: As a term of the New York City lease agreement, in lieu of the Company paying a $136,008 security deposit, the Company provided an irrevocable letter of credit ("LOC") in the amount of $136,008. The issuing bank for the LOC is Bank of America, N.A. In connection with this LOC, the Company has a certificate of deposit account at Bank of America in the amount of $136,427 at December 31, 2012. The certificate of deposit accrues interest at a 0.35% annual rate and matures on June 14, 2013.

**Note 11. Option Agreement**

NMG entered into an Option Agreement on November 1, 2011 that would allow two of the Company's employees to jointly purchase a 60% membership interest in the Company. This agreement has certain conditions that must be satisfied before the employees have the right to exercise this option. The option shall be forfeited and terminate upon the earliest of (1) the date that one or both employees cease to be employees of the Company or, (2) the Company is sold, dissolved or liquidated, and (3) November 1, 2013.

## Note 12. Subsequent Events

The Company has evaluated subsequent events through the date at which these financial statements were available to be issued on February 15, 2013.

NORFOLK MARKETS, LLC

**SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGUALTION 1.17 OF THE COMMODITY EXCHANGE ACT**
**December 31, 2012**

| | | |
|---|---|---|
| **Computation of Net Capital Pursuant to SEC Rule 15c3-1** | | |
| Member's equity | $ | 258,564 |
| Less non-allowable assets | | |
| Fees receivable | | (57,155) |
| Prepaid expenses and other | | (19,077) |
| Property and equipment, net | | (47,669) |
| Less other deductions | | |
| Bank certificate of deposit early withdrawal penalty | | (4,118) |
| **Net capital before haircuts on securities** | | 130,545 |
| Haircuts on Securities | | |
| Foreign currency | | (133) |
| Certificate of Deposit | | (341) |
| **Net capital** | $ | 130,071 |
| Aggregate Indebtedness | | |
| Accounts payable | | 148,391 |
| Accrued expenses | | 90,064 |
| | $ | 238,455 |
| Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness | $ | 15,897 |
| Net capital in excess of requirement | $ | 114,174 |
| Percentage of aggregate indebtedness to net capital | | 183.3% |
| **Computation of Net Capital Pursuant to CFTC Rule 1.17** | | |
| Net Capital | $ | 130,071 |
| Minimum capital requirement (the greater of $45,000 or 6 2/3% of aggregate indebtedness) | | 45,000 |
| Excess net capital | $ | 85,071 |

Note: There were no material differences between the above computations and the computations included in the Company's corresponding unaudited Form X-17A-5 Part II A filing as of December 31, 2012 and pursuant to CFTC Rule 1.17

NORFOLK MARKETS, LLC

**SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

**December 31, 2012**

---

The Company is exemption from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

McGladrey

**Independent Auditor's Report on Internal Control**

To the Managing Member
Norfolk Markets, LLC
New Haven, Connecticut

In planning and performing our audit of the financial statements of Norfolk Markets, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Company's Managing Member, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

Stamford, Connecticut
February 15, 2013